Filed pursuant to Rule 424(b)(3)

File No. 333-239681

Up to $50,000,000

Common Stock

Supplement No. 1 dated August 6, 2020

to

Prospectus, dated July 27, 2020 and

Prospectus Supplement, dated July 29, 2020

This supplement no. 1 amends, supplements or modifies certain information contained in the prospectus supplement, dated July 29, 2020 (the “ATM Prospectus Supplement”) and the accompanying prospectus, dated July 27, 2020 (the “Base Prospectus,” and together with the ATM Prospectus Supplement, and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the sale of shares of common stock of SuRo Capital Corp. in an “at-the-market” offering (the “ATM Program”) pursuant to a sales agreement, dated July 29, 2020, with BTIG, LLC, JMP Securities LLC and Ladenburg Thalmann & Co., Inc. (collectively the “Agents,” and each an “Agent”). Except where the context suggests otherwise, the terms “we,” “us,” “our,” the “Company” and “SuRo Capital” refer to SuRo Capital Corp. (formerly known as Sutter Rock Capital Corp) and its subsidiaries. Capitalized terms used but not defined herein shall have the same meaning given them in the ATM Prospectus Supplement.

You should carefully read the entire Prospectus and this supplement no. 1 before investing in our common stock. This supplement no. 1 should be read in conjunction with the Prospectus. You should also carefully consider the information set forth under the section entitled “Risk Factors” on page 9 of the ATM Prospectus Supplement, page 17 of the Base Prospectus, in Part I, Item 1A of our most recent Annual Report on Form 10-K, Part II, Item 1A of our most recent Quarterly Report on Form 10-Q, which are incorporated by reference into the Prospectus, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated into the Prospectus, before investing in our common stock.

STATUS OF THE “AT-THE-MARKET” OFFERING

From July 29, 2020 through August 6, 2020, the Company issued and sold 305,469 shares under the ATM Program for gross proceeds of approximately $3,937,500 million and net proceeds of approximately $3,858,750 million, after deducting commissions to the Agents on the shares sold and offering expenses. As a result, as of August 6, 2020, up to approximately $46.1 million in aggregate amount of the shares remain available for sale under the ATM Program.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in an offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever there is a reference to fees or expenses paid by “us” or “SuRo Capital,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in SuRo Capital Corp., however, your responsibility for such fees or expenses is limited to your investment in SuRo Capital Corp. The fee table and example below include all fees and expenses of our consolidated subsidiaries.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	2.00	%(1)
Offering expenses (as a percentage of offering price)	1.00	%(2)
Dividend reinvestment plan expenses	—	%(3)
Total stockholder transaction expenses (as a percentage of offering price)	3.00%
Annual expenses (as a percentage of net assets attributable to common stock):(7)
Operating expenses	4.19	%(4)
Interest payments on borrowed funds	0.94	%(5)
Other expenses	0.99	%(6)
Total annual expenses	6.12%

(1)	Represents the Agents’ commission with respect to the shares of common stock being sold in this offering. There is no guarantee that there will be any sales of our common stock pursuant to the Prospectus.

(2)	The offering expenses of this offering are estimated to be approximately $0.5 million.

(3)	Under our dividend reinvestment plan (“DRIP”), the plan administrator’s fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by his or its written or telephonic notice to the plan administrator in advance of termination to have the plan administrator sell part or all of his or its shares and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15 transaction fee plus brokerage commission from the proceeds. For additional information, see “Dividend Reinvestment Plan” in the Base Prospectus. The expenses of our DRIP are included in “Other Expenses.”

(4)	Operating expenses in this table represent the estimated annual operating expenses of SuRo Capital and its consolidated subsidiaries based on annualized operating expenses as of the six months ended June 30, 2020. We do not have an investment adviser and are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals including, without limitation, compensation expenses related to salaries, discretionary bonuses and restricted stock grants.

(5)	We are exposed to the risks of leverage, which may be considered a speculative investment technique. The use of leverage magnifies the potential for gain and loss on amounts invested and, therefore, increases the risks associated with an investment in us. Interest payments on borrowed funds represents our estimated annual interest payments based on actual interest rate terms under our outstanding 4.75% Convertible Senior Notes due 2023 (the “4.75% Convertible Senior Notes due 2023”) as of June 30, 2020.

(6)	“Other expenses,” which we calculate to equal $2.0 million are based upon estimates for the twelve months ending June 30, 2021.

(7)	Net assets attributable to common stock, which we calculate to equal $202.6 million, reflect our June 30, 2020 net asset value increased to reflect an assumed annual return of 8.0% on our $199.0 million of portfolio investments as of June 30, 2020.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. See footnote 5 above for additional information regarding certain assumptions regarding our level of leverage.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$60	$176	$289	$562

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the Securities and Exchange Commission, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends at net asset value participants in our DRIP will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the dividend payment date, which may be at, above or below net asset value. See “Dividend Reinvestment Plan” in the Base Prospectus for additional information regarding our DRIP.

CAPITALIZATION

The sales agreement provides that we may offer and sell shares of our common stock having an aggregate offering price of up to $50,000,000 from time to time through the Agents. The table below assumes that we will sell all of the $50.0 million in aggregate amount of our common stock available under the ATM Program at a price of $11.84 per share (the net asset value of our common stock at June 30, 2020; provided, however, we anticipate that upon payment of the dividend of $0.15 per share, declared by the Company’s board of directors on July 29, 2020, to the Company’s common stockholders of record as of the close of business on August 11, 2020 and payable on August 25, 2020, the net asset value of our common stock will be $11.69 per share), but there is no guarantee that there will be any sales of our common stock pursuant to the Prospectus. Actual sales, if any, of our common stock under the Prospectus may be less than as set forth in the table below. In addition, the price per share of any such sale may be greater or less than $11.84, depending on the net asset value and market price of our common stock at the time of any such sale. The following table sets forth our capitalization as of June 30, 2020:

•	on an actual basis; and

•	on an as adjusted basis giving effect to the assumed sale of the aggregate amount of $50.0 million of our common stock at a price of $11.84 per share (the net asset value of our common stock at June 30, 2020) less commissions and offering expenses and giving effect to the use of such proceeds as described in the ATM Prospectus Supplement. See “Use of Proceeds.”

This table should be read together with “Use of Proceeds,” and “Plan of Distribution” included in the ATM Prospectus Supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our most recent consolidated financial statements and notes thereto included or incorporated by reference in the Prospectus.

	As of June 30, 2020
	Actual	As Adjusted for this Offering
Cash	$23,285,073	$73,285,073
Borrowings:
4.75% Convertible Senior Notes due March 28, 2023(1)	38,991,657	38,991,657
Total borrowings	$38,991,657	38,991,657

Net Assets:
Common stock, par value $0.01 per share (100,000,000 authorized; 16,279,679 issued and outstanding)	$162,797	$205,027
Paid-in capital in excess of par	173,199,798	223,157,568
Accumulated net investment loss	(33,351,303)	(33,351,303)
Accumulated net realized gain on investments	12,821,670	12,821,670
Accumulated net unrealized appreciation of investments	39,859,479	39,859,479
Net Assets	$192,692,441	$242,692,441

(1)	As of August 6, 2020, due to the conversion of the 4.75% Convertible Senior Notes due 2023 by certain noteholders, $38,270,000 in aggregate principal amount of the 4.75% Convertible Senior Notes due 2023 remained outstanding.